November 23, 2015

VIA EDGAR

Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Attention:	David Korvin, Staff Attorney

Re:	GlyEco, Inc.
Registration Statement on Form S-1 (the "Registration Statement")
Filed October 26, 2015
File No. 333-207608

Dear Mr. Ingram:

GlyEco, Inc. (the "Company") is responding to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") as communicated to us by letter dated November 9, 2015, with respect to the above-referenced Registration Statement on Form S-1 filed with the Commission on October 26, 2015.

On November 23, 2015, the Company filed an amendment to the Registration Statement as Amendment No. 1 on Form S-1 ("Amendment No. 1"). The purpose of this correspondence is to illustrate these changes to the Staff and to provide explanation of the changes made, where necessary.

To facilitate the Staff's review, this letter includes each of the Staff's comments in bold italics followed by a response to the Staff's comments. Capitalized terms used herein without definition have the meanings specified in Amendment No. 1. All references to "we," "our," or similar terms refer to the Company. All references to page numbers in response to the Staff's comments are to page numbers in Amendment No. 1.

General

1.	Please update your financial statements for the period ending September 30, 2015 in accordance with Rule 8-08 of Regulation S-X.

Response: We have included our financial statements for the period ending September 30, 2015 in Amendment No. 1 in accordance with Rule 8-08 of Regulation S-X.

2.

We note your discussion that shareholders will not recognize any gain or loss in connection with the receipt or exercise of the subscription rights. Please provide a tax opinion addressing the material tax consequences of this transaction. See Item 601(b)(8) of Regulation S-K and Section III.A.2 of Staff Legal Bulletin No. 19.

Response: We have included a tax opinion from Robinson Brog Leinwand Greene Genovese & Gluck, P.C. addressing the material tax consequences of this transaction as Exhibit 8.1 to Amendment No. 1.

1

Calculation of Registration Fee Table, page 2

3.	Please list the subscription rights in your registration fee table.

Response: We have listed the subscription rights in the registration fee table of Amendment No. 1.

Preliminary Prospectus, page 3

4.	Please revise to disclose the number of subscription rights you are offering in this registration statement. See Item 501(b)(2) of Regulation S-K.

Response: We have revised the Preliminary Prospectus in Amendment No. 1 to disclose the number of subscription rights we are offering via the Registration Statement.

5.	Please disclose the record date and termination date here and throughout your amended registration statement.

Response: We have disclosed the record date and termination date throughout Amendment No. 1.

Description of Securities, page 37

6.	Please provide a description of the subscription rights in accordance with Item 202(c) of Regulation S-K.

Response: We have provided a description of the subscription rights in Amendment No. 1 in accordance with Item 202(c) of Regulation S-K.

Legal Representation, page 37

7.	Please revise your disclosure to state that counsel has passed on the validity of each of the securities covered by your registration statement, not only the common stock.

Response: We have revised our disclosure in Amendment No. 1 to state that counsel has passed on the validity of each of the securities covered by the Registration Statement.

Exhibit Index

8.	Please file the form of subscription rights certificate as an exhibit.

Response: We have filed the form of subscription rights certificate as Exhibit 4.4 to Amendment No. 1.

Please do not hesitate to contact Mr. Matt Hamilton, the Company's General Counsel and Corporate Secretary, at (866) 960-1539 Ext. 711 should you have any questions regarding the responses set forth above.

Sincerely,

GLYECO, INC.

By:	/s/ David Ide
Name:	David Ide
Title:	Chief Executive Officer and President

cc:	Matt Hamilton, General Counsel and Corporate Secretary, GlyEco, Inc. (via e-mail)
David Danovitch, Robinson Brog Leinwand Greene Genovese & Gluck, P.C. (via e-mail)